EXHIBIT 12.1

ADVANCED MEDICAL OPTICS, INC.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratios)

						Pro Forma
						Twelve Months
						Ended
	2002	2003	2004	2005	2006	Dec 31, 2006
Earnings Before Income Taxes	44.5	17.3	(121.2)	(440.3)	144.8	63.6
Rent Expense	10.9	16.1	20.4	17.8	17.6	19.0
30% Interest Factor	0.3	0.3	0.3	0.3	0.3	0.3

Interest on Rent	3.3	4.8	6.1	5.3	5.3	5.7
Interest Expense	13.8	24.2	26.9	29.3	30.3	92.1

Total Fixed Charges	17.1	29.0	33.0	34.6	35.6	97.8

Earnings Before Income Taxes and Fixed Charges	61.6	46.3	(88.2)	(405.7)	180.4	161.4
Fixed Charges Ratio	3.6	1.6	—	—	5.1	1.7

For purposes of calculating the ratio, earnings consist of earnings before income taxes and before fixed charges. Fixed charges consist of interest expense and a portion of rental expense deemed a reasonable approximation of the interest factor. Earnings were insufficient to cover fixed charges for the years ended December 31, 2004 and 2005, by $121.2 million and $440.3 million, respectively.